41st Floor, One Exchange Square
8 Connaught Place, Central
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Tel: +852.2522.7886 Fax: +852.2522.7006
www.lw.com

FIRM / AFFILIATE OFFICES
	Abu Dhabi	Moscow
	Barcelona	Munich
	Beijing	New Jersey
	Brussels	New York
June 15, 2010	Chicago	Orange County
	Doha	Paris
VIA EDGAR	Dubai	Riyadh
	Frankfurt	Rome
Jim B. Rosenberg, Senior Assistant Chief	Hamburg	San Diego
Don Abbott, Senior Staff Accountant	Hong Kong	San Francisco
Dana Hartz, Staff Accountant	Houston	Shanghai
Division of Corporation Finance	London	Silicon Valley
Securities and Exchange Commission	Los Angeles	Singapore
100 F Street, N.E.	Madrid	Tokyo
Washington, D.C. 20549-7010	Milan	Washington, D.C.

Mail Stop 4720

Re:          Sinovac Biotech Ltd.

Form 20-F for the Fiscal Year Ended December 31, 2009

File No. 001-32371

Dear Messrs. Rosenberg and Abbott and Miss Hartz:

This letter sets forth the response of Sinovac Biotech Ltd. (the “Company”) to the comments received by facsimile on June 2, 2010 from the Staff of the Commission regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2009 (the “2009 20-F”).

For ease of reference, we have set forth the Staff’s comments and the Company’s response below.

Information on the Company

Research and Development, page 32

1.             We note the collaboration you have entered into with the National Institute for Viral Disease Control and Prevention, Chinese Center for Disease Control and Prevention China CDC.  Please file the co-development agreement you entered into in December 2004 as an exhibit to your annual report or, if you believe it is not material and should not be filed, please provide us with the basis of this belief.

Simon H. Berry	Raymond M. S. Kwok	Chun Fai Woo	Registered Foreign Lawyers:	David Zhang (New York)
Joseph A. Bevash	Michael S. L. Liu	Cheung Ying Yeung	Eugene Y. Lee (New York)
Kenneth D. C. Chan	Jane M. S. Ng		David J. Miles (England and Wales)
Stanley Chow	John A. Otoshi		Allen C. Wang (New York)

The co-development agreements between the Company and the National Institute for Viral Disease Control and Prevention, Chinese Center for Disease Control and Prevention in December 2004 and November 2006, disclosed on page 35 and page 33 of the 2009 20-F, respectively, are of a type in the ordinary course of the Company’s business.  As disclosed in the 2009 20-F, the Company regularly engages in co-development activities with other parties similar to those provided under these agreements.  These co-development agreements are immaterial in amount or significance.  The Company’s business is not dependent upon these agreements.  The Company will continue to monitor its dependence on the co-development agreements and will file them with the Commission in the event that the relevant circumstances change.

Suppliers, page 34

2.                                      Please file your agreement with Beijing Temple of Heaven as an exhibit to your annual report, if you believe this agreement is not material and should not be filed, please provide us with the basis of this belief.

The agreement between Beijing Temple of Heaven and the Company is of a type in the ordinary course of the Company’s business.  This agreement sets forth the framework of the hepatitis B antigen supply relationship, under which Beijing Temple of Heaven and the Company entered into separate supply agreements to specify the pricing, quantity, delivery and payment terms.  Each of the separate supply agreements is immaterial in amount or significance.  The Company sources the hepatitis B antigens it uses for Bilive production entirely from Beijing Temple of Heaven.  However, sales of Bilive accounted for only a small portion of the Company’s total sales.  The Company began marketing and selling Bilive in 2005, but sales of this product were limited before 2007.  Revenue from sales of Bilive was $132,569, $1.7 million and $6.2 million in 2007, 2008 and 2009, respectively, accounting for 0.4%, 3.6% and 7.4% of the Company’s total sales in 2007, 2008 and 2009, respectively.  Purchases of the hepatitis B antigens from Beijing Temple of Heaven amounted to $102,006, $119,645 and $972,080 in 2007, 2008 and 2009, respectively.  The Company’s business is not dependent upon this agreement.  The Company will continue to monitor its dependence on its supply agreements with Beijing Temple of Heaven and will file them with the Commission in the event that the relevant circumstances change.

Collaborations, page 35

3.                                      Please identify the counterparty of the technology transfer agreement you entered into in March 2009 and provide a range of the royalty payments based on net sales, e.g. “single-digits,” “teens,’ “twenties,” etc.  You should also file this agreement as an exhibit to your annual report.  If you believe this agreement is not material and should not be filed, please provide us with the basis of this belief.

The counterparty of the technology transfer agreement entered into by the Company in March 2009 is Tianjin CanSino Biotechnology Inc.

The percentage of royalty payments for the portion of annual net sales below RMB100 million will be in the teens and the percentages of royalty payments for the portion above RMB100 million will be of single digits.

The Company submits that this technology transfer agreement is immaterial in amount or significance.  Under this technology transfer agreement, the Company agreed to make milestone payments of up to $3 million and has paid a total of $800,000 as of the date of this letter.  Each of the future milestone payments is subject to certain conditions, including the PRC government approvals at different stages, which are uncertain.  The Company also agreed to make royalty payments in eight years after the first sales of the vaccine developed under the technology transfer agreement in the Chinese market.  The sales of the pneumococcal vaccine in the Chinese market are also subject to the PRC government approval.  The Company will file this technology transfer agreement as an exhibit if the Company’s business becomes substantially dependent upon this agreement.

Item 5. Operating and Financial Review and Prospects
Critical Accounting Policies and Estimates
Revenue Recognition, page 43

4.                                      Please disclose the specific terms of the “limited right of return” that you provide to customers and the amount of your reserve for product returns for each period presented.

The Company will revise the disclosure in future filings to indicate that the Company provides its customers with a limited right of return.  For Healive, Bilive and Anflu, the Company’s customers are allowed to return the products within a specified period before expiration of their shelf lives, subject to the Company’s approval.  For Panflu and Panflu.1, the Company’s customers do not have a right of return and the Company generally does not accept returned products.  The Company accrues product return provision for Anflu in the periods when sales of Anflu are recorded and adjusts its estimation at the end of the year based on actual sales returns because the returned products are only accepted by the end of the flu season and the returned products are known prior to issuance of the financial statements.  The Company’s product return provisions for Healive and Bilive are estimated based on historical return and exchange levels, external data with respect to inventory levels in the wholesale distribution channel and remaining shelf lives of the Company’s products at the date of sale.  The Company’s reserves for product returns are $649,379, $1,124,563 and $978,286 for 2007, 2008 and 2009, respectively.

Notes to Consolidated Financial Statements
Note 2, Significant Accounting Policies
(i) Income Taxes, page F-15

5.                                      Please revise to disclose your accounting policy for presenting VAT collected from customers on the income statement.  If amounts are presented on a gross basis, disclose the percentage of the VAT applied to product sales and the amounts of VAT for each period presented.  Refer to FASB ASC 605-45-50.

The Company will revise the disclosure in future filings to clarify that the Company’s accounting policy for the VAT collected from customers relating to product sales and remitted to governmental authorities are presented on a net basis and the VAT collected from customers is excluded from revenue.

(k) Revenue Recognition, page F-16

6.                                      You disclose that deferred revenue includes amounts received from the Chinese government for the stockpiling of vaccines.  Please revise your disclosure to clarify your accounting policy for vaccine stockpiles and provide the disclosures contained in Section IV of Release 33-8642 issued in December 2005.

The Company did not elect the alternative accounting method available for revenue recognition related to the sales of enumerated vaccines as set out in the Commission’s Release 33-8642.  The disclosures included in the 2009 20-F outline that revenue is not recognized until delivery unless shelf lives of the products expire prior to delivery.  Therefore, the Company does not believe that any additional disclosures or any amendments to the current disclosure are necessary.

The Company does not believe that any of the forgoing amendments to the current disclosure would have a material impact on the Company’s 2009 20-F and financial statements.  Therefore, the Company does not propose to file an amendment to its 2009 20-F to include the amended disclosures above.

***

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***

Please do not hesitate to call me at (852) 2912-2515 or by fax at (852) 2522-7006, David Zhang at (852) 2912-2503 or by fax at (852) 2522-7006, or Zheng Wang at (852) 2912-2585 or by fax at (852) 2522-7006 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Eugene Y. Lee

Eugene Y. Lee
of LATHAM & WATKINS

Enclosures

cc:	Weidong Yin, Chairman and Chief Executive Officer
Jinling Qin, Acting Chief Financial Officer
David T. Zhang, Esq., Latham & Watkins, Hong Kong
Simon Anderson, Chairman of Audit Committee
Linda Zhu, Partner, Ernst & Young LLP